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                                                                  EXHIBIT (A)(7)
                              [INTEK GLOBAL LOGO]
                           [Intek Global Letterhead]


FOR IMMEDIATE RELEASE


Contact:    Robert J. Shiver, Chairman and CEO   Joel Pomerantz
            Intek Global Corporation             The Dilenschneider Group
            (212) 949-4200                       (212) 922-0900



                INTEK GLOBAL AND SECURICOR SIGN MERGER AGREEMENT


      NEW YORK CITY, June 10, 1999 -- Robert J. Shiver, chairman and chief executive officer of Intek Global Corporation (NASDAQ:IGLC), today announced the execution of a definitive agreement providing for the merger of Intek Global with a wholly owned subsidiary of Securicor plc. Intek Global is an international provider of spectrum-efficient technology, products and services. Upon the recommendation of the Independent Committee of the Board of Directors of Intek Global, the Board of Directors of Intek Global approved the agreement.

      Under the terms of the agreement, Securicor will make a cash offer for all of Intek Global's common stock at a price of $2.75 per share. The offer is expected to begin on Wednesday, June 16, 1999. The offer will be conditioned upon, among other things, the tender of a majority of the shares not owned by Securicor. Securicor is the majority stockholder of Intek Global.

      Bear, Stearns & Co. Inc. advised the Independent Committee of the Board of Directors of Intek Global in connection with the transaction.

      Intek Global develops, manufactures, distributes and licenses wireless communications technology, products and services for the global wireless communications marketplace.


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